United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Dynex Capital, Inc.
(Name of Issuer)

Common Stock, $ .01 par value
Title of Class of Securities

26817Q506
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).




1	Name of Reporting Person		Howard Amster

2	If a member group		a)	/X  /
b)       /     /

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting		170,500
Beneficially
Owned By Each	8	Shared Voting		  90,500
Reporting Person
With			9	Sole Dispositive	170,500

			10	Shared Dispositive	  90,500

11	Aggregate Amount Beneficially owned	666,742

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 5.38    %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Amster Trading Company

2	If a member group		a)	/X/
b)       /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		90,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	90,500

11	Aggregate Amount Beneficially owned	        0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	   0  %

14	Type of Reporting Person	CO


















1	Name of Reporting Person		Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member group		a)	/X/
b)       /   /

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		90,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	90,500

11	Aggregate Amount Beneficially owned	90,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.7    %

14	Type of Reporting Person	OO

















1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	/ X/
b)        /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		496,242
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	496,242

11	Aggregate Amount Beneficially owned	496,242

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		4.0   %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/ X/
b)        /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,334
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,334

11	Aggregate Amount Beneficially owned	7,334

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.1   %

14	Type of Reporting Person	CO



















1	Name of Reporting Person		David Zlatin

2	If a member group		a)	/X/
b)        /  /

3	SEC Use only

4	Source of Funds			WC of Ramat Securities Ltd.
						WC of Tova Financial, Inc.
5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		503,576
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	503,576

11	Aggregate Amount Beneficially owned	503,576

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		4.1   %

14	Type of Reporting Person			IN

















1	Name of Reporting Person		Gilda  Zlatin

2	If a member group		a)	/X/
b)        /  /

3	SEC Use only

4	Source of Funds			WC of Tova Financial, Inc.

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,334
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,334

11	Aggregate Amount Beneficially owned	7,334

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.1   %

14	Type of Reporting Person			IN

















Item	1.	Security and Issuer

Dynex Capital, Inc., Common Stock, $ .01 par value
CUSIP Number 26817Q506

Dynex Capital, Inc. Convertible Preferred D Stock, $ 10.00 par value CUSIP Number 26817Q605

This Schedule 13D is being filed because the group members own
Dynex Capital, Inc. common stock and Dynex Capital Inc. Convertible Preferred D shares.

If the Convertible Preferred D shares would be converted to common stock by the group members (which has not and may not ever occur), then, the total of the group members common share holdings might require a 13D filing.

Dynex Capital, Inc.
4551 Cox Road, Suite 300
Glen Allen, Virginia 23060
804 217-5800

Item	2.	Identity and Background

a)	Amster Trading Company
b)	25812 Fairmount Blvd., Beachwood, Ohio 44122

c)	Investments

Howard Amster is a 100 % owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.
Item	2.	Identity and Background

a)	Amster Trading Company Charitable Remainder Unitrusts
b)	25812 Fairmount Blvd., Beachwood, Ohio 44122

c)	Charitable Remainder Unitrust

Amster Trading Company Charitable Remainder Unitrusts have been 100 % funded by Amster Trading Company.
Because Amster Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes.
Amster Trading Company disclaims beneficial ownership of the securities owned by the trusts.

d)	Neither the trusts or trustee of the Amster Trading
Company Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Amster Trading
Company Charitable Remainder Unitrusts have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.

Item 2		Identity and Background

a)	Howard Amster
b)	23811 Chagrin Blvd # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Item	2.	Identity and Background

a)	Ramat Securities Ltd.
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122

c)	Broker/Dealer, Securities Firm
	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122

David Zlatin and Howard Amster are the unitholders of Ramat Securities Ltd., an Ohio Limited Liability Company. David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has sole control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of Dynex Capital, Inc., because of such voting and dispositive power, he might be deemed a beneficial owner of the shares owned by Ramat Securities Ltd. Ramat Securities Ltd. has no beneficial interest in any of the shares of Dynex Capital, Inc., owned by Howard Amster, Amster Trading Company Charitable
Remainder Unitrusts, Tova Financial, Inc.

Howard Amster is an 83 % owner/principal of Ramat Securities Ltd., but, has no voting or dispositive power over any securities owned by Ramat Securities Ltd. By being an 83 % owner, however, Mr. Amster can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f) 	U.S.A.






Item	2.	Identity and Background

a)	Tova Financial, Inc.
b)	2562 Biscayne Boulevard, Beachwood, Ohio 44122

c)	Investments

David Zlatin is a 50 % owner of Tova Financial, Inc. Gilda Zlatin is a 50 % owner of Tova Financial, Inc. Each have shared voting and dispositive power over all securities owned by Tova Financial, Inc. David Zlatin and Gilda Zlatin can be deemed beneficial owners of all securities owned by Tova Financial, Inc.

d)	Neither the officers, directors, or shareholders of Tova
Financial, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Tova
Financial, Inc., have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Item	2.	Identity and Background

David Zlatin and Gilda Zlatin are husband and wife.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Item	2.	Identity and Background

David Zlatin and Gilda Zlatin are husband and wife.

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher, Fuchs Mizrachi School
	school- 2301 Fenwick Rd, Beachwood, Ohio 44122

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster and in his individual retirement account purchased all Dynex Capital, Inc., common stock with personal funds without borrowing. The total consideration for his purchases is $ 901,820.85.

Amster Trading Company Charitable Remainder Unitrusts purchased all Dynex Capital, Inc., common stock with trust assets without borrowing. The total consideration for their purchases is $ 574,685.63.

Ramat Securities Ltd. purchased all Dynex Capital, Inc.
common stock with working capital without borrowing. The total consideration for its purchases is $ 1,311,245.00.

Ramat Securities Ltd., purchased Dynex Capital, Inc. Pr. A shares with working capital without borrowing. The total consideration for its purchases is $ 514,632.00. These shares were converted pursuant to the Recapitalization by the Issuer effective May 19, 2004 into 15,186 common shares and 66,342 convertible preferred D shares.




Ramat Securities Ltd., purchased Dynex Capital, Inc. Pr. B shares with working capital without borrowing. The total consideration for its purchases is $ 367,789.05. These shares were converted pursuant to the Recapitalization by the Issuer effective May 19, 2004 into 11,750 common shares and 51,329 convertible preferred D shares.

Ramat Securities Ltd., purchased Dynex Capital, Inc. Pr. C shares with working capital without borrowing. The total consideration for its purchases is $ 821,787.00. These shares were converted pursuant to the Recapitalization by the Issuer effective May 19, 2004 into 26,683 common shares and 116,552 convertible preferred D shares.

Tova Financial, Inc. purchased Dynex Capital, Inc. Pr. B shares with working capital without borrowing. The total consideration for its purchases is $ 55,956.02. These shares were converted pursuant to the Recapitalization by the Issuer effective May 19, 2004 into 1,366 common shares and 5,968 convertible preferred D shares.

Item	4.	Purpose of Transaction

Howard Amster, Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts,
Ramat Securities Ltd., Tova Financial, Inc., David
Zlatin, Gilda Zlatin may deemed to be a group.

Howard Amster, Amster Trading Company Charitable Remainder
Unitrusts, Ramat Securities Ltd., Tova Financial, Inc. each acquired Dynex Capital, Inc., common stock for purposes of investment.

There are no present plans or proposals by Howard Amster, Amster Trading Company, Amster Trading Company Charitable
Remainder Unitrusts, Ramat Securities Ltd., Tova Financial Inc.,
David Zlatin, Gilda Zlatin as reported in this Schedule
13D which relates to or would result in the following:









a. 	The acquisition by Howard Amster , Amster Trading Company,
Charitable Remainder Unitrusts, Ramat Securities Ltd., Tova
Financial, Inc. of additional securities of the Issuer or the disposition of securities of the Issuer, however, Howard Amster, Amster Trading Company Charitable Remainder Unitrusts,
Ramat Securities Ltd., Tova Financial, Inc. might acquire additional shares or other securities of the Issuer or dispose of some or all of their shares or other securities of the Issuer depending upon market conditions and their respective personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the Issuer;

f.	Any other material in the Issuer's business or corporate structure;

g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.




Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 12,162,457 shares.
The outstanding convertible preferred D shares is 5,628,794 shares.

This Schedule 13D filing shows the common shares that would be held if all Convertible Preferred D shares owned by group members were converted to common shares and added to common shares that are already owned by group members. Each share of Convertible Preferred D converts to one share of Dynex Capital, Inc. common shares.

If only the group members converted their Convertible Preferred D shares into common shares, which has not and may not ever occur, then, the shares outstanding would be 12,402,648 common shares. (12,162,457 plus 240,191 equals 12,402,648)

If every Convertible Preferred D holder simultaneously converted their shares to common shares, this group would not be a 5 % holder nor would any of its members.

(a)(b)	The aggregate amount of common stock owned
by the Reporting Persons is 524,385 shares or 4.3 % of the current outstanding common shares.

The aggregate amount owned by Reporting Persons if all their Convertible Preferred D shares were converted into common shares and included in the total outstanding common shares is 764,576 shares or 6.17 % of the outstanding common shares and assuming no other Convertible Preferred D holder converted.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Howard Amster and in his individual retirement account owns 170,500 or 1.4 % of the current outstanding common shares.

If the members of the group converted all their shares of Convertible Preferred D shares into common shares and no other Convertible Preferred D holder converted their shares to common shares, then, Howard Amster and in his individual retirement account would continue to own 170,500 common shares or 1.37 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Amster Trading Company Charitable Remainder Unitrusts owns 90,500 or 0.7 % of the current outstanding common shares.

If the members of the group converted all their shares of Convertible Preferred D shares into common shares and no other Convertible Preferred D holder converted their shares to common shares, then Amster Trading Company Charitable
Remainder Unitrusts would continue to own 90,500 common or 0.7 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Ramat Securities Ltd. owns 262,019 shares or 2.2 % of the current outstanding common shares.

If Ramat Securities Ltd. converted its 234,223 shares of
Convertible Preferred D shares into common shares, then, Ramat Securities Ltd would own 496,242 common shares or 4.0 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Tova Financial, Inc. owns 1,366 shares or 0.0 % of the current outstanding common shares.

If  Tova Financial, Inc. converted its 5,968 shares of
Convertible Preferred D shares into common shares, then, Tova Financial, Inc. would own 7,334 common shares or 0.1 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

c) 	Description of Transactions

Common Shares
Identity		Date		Shares	Price	Executed by
Howard Amster/&	02/18/03	3200	5.18	Ramat Securities	NYSE
Howard Amster	02/19/03	2200	5.18	Ramat Securities 	NYSE
Individual		02/20/03        12000	5.186	Ramat Securities 	NYSE
Retirement		02/21/03	4500	5.208	Ramat Securities 	NYSE
Account		02/24/03	4000	5.038	Ramat Securities 	NYSE
			02/25/03	3000	5.018	Ramat Securities 	NYSE
			02/26/03	7500	5.101	Ramat Securities 	NYSE
			02/27/03	2600	5.073	Ramat Securities 	NYSE
			03/04/03	5700	4.81	Ramat Securities 	NYSE
			03/07/03	1400	4.80	Ramat Securities 	NYSE
			03/10/03	2700	4.70	Ramat Securities 	NYSE
			03/11/03	2800	4.674	Ramat Securities 	NYSE
			03/12/03        12700	4.59	Ramat Securities 	NYSE
			03/13/03	1300	4.66	Ramat Securities 	NYSE
			03/14/03	6300	4.701	Ramat Securities 	NYSE
			03/17/03	1200	4.68	Ramat Securities 	NYSE
			03/18/03	2000	4.65	Ramat Securities 	NYSE
			05/15/03        11000	4.90	Ramat Securities 	NYSE
			05/16/03        12500	5.032	Ramat Securities 	NYSE
			05/19/03	6100	5.079	Ramat Securities 	NYSE
			05/20/03	5000	5.013	Ramat Securities 	NYSE
			12/17/03        48300	5.705	Ramat Securities 	NYSE
			12/18/03	1100	5.7691	Ramat Securities	NYSE
			02/12/04	6100	6.525	Ramat Securities 	NYSE
			02/13/04	2300	6.755	Ramat Securities 	NYSE
			02/19/04      __3000	6.589	Ramat Securities 	NYSE
				       170,500

Amster Trading Co.	05/28/03	5800	5.05	Ramat Securities 	NYSE
Charitable 		05/30/03	9700	5.215	Ramat Securities 	NYSE
Remainder 		12/16/03	6000	5.69	Ramat Securities 	NYSE
Unitrusts		12/19/03	  500	5.80	Ramat Securities 	NYSE
			02/05/04        37900	6.641	Ramat Securities 	NYSE
			02/06/04	8200	6.758	Ramat Securities 	NYSE
			02/09/04	2000	6.47	Ramat Securities 	NYSE
			02/12/04	5900	6.525	Ramat Securities 	NYSE
			02/17/04	6000	6.898	Ramat Securities 	NYSE
			02/18/04	3500	6.82	Ramat Securities 	NYSE
			02/20/04        _5000	6.50	Ramat Securities 	NYSE
				         90,500

Ramat Securities 	01/07/03	4800	5.04	Ramat Securities 	NYSE
Ltd.			01/21/03	2300	5.0947	Ramat Securities 	NYSE
			01/22/03	8100	5.044	Ramat Securities 	NYSE
			01/24/03        16100	5.2105	Ramat Securities 	NYSE
			01/27/03        11100	5.0591	Ramat Securities 	NYSE
			01/28/03	7800	5.1507	Ramat Securities 	NYSE
			01/29/03        15400	5.1473	Ramat Securities 	NYSE
			01/14/04	3700	6.6175	Ramat Securities 	NYSE
			01/15/04        13000	6.7206	Ramat Securities 	NYSE
			01/16/04        27500	6.7823	Ramat Securities 	NYSE
			01/16/04	9700	6.90	Ramat Securities 	NYSE
			01/22/04	5800	7.2755	Ramat Securities 	NYSE
			01/23/04	3500	7.32	Ramat Securities 	NYSE
			01/28/04	4000	7.325	Ramat Securities 	NYSE
			01/29/04	3000	7.05	Ramat Securities 	NYSE
			02/02/04        10000	7.01	Ramat Securities 	NYSE
			02/03/04        15000	6.8886	Ramat Securities 	NYSE
			02/04/04        44600	6.6858	Ramat Securities 	NYSE
			02/04/04	3000	6.60	Ramat Securities 	NYSE
				       208,400

			(originally acquired as Dynex Pr A shares)
Ramat Securities 	10/17/01	  700	16.53	Ramat Securities 	OTC-BB
Ltd.			10/24/01	  800	16.58	Ramat Securities 	OTC-BB
			11/06/01	  200	16.65	Ramat Securities 	OTC-BB
			11/15/01	  600	16.75	Ramat Securities 	OTC-BB
			11/16/01	  900	16.75	Ramat Securities 	OTC-BB
			11/19/01	  100	16.75	Ramat Securities 	OTC-BB
			11/29/01	1300	16.71	Ramat Securities 	OTC-BB
			04/22/02	  300	19.50	Ramat Securities 	OTC-BB
			04/29/02	3000	19.78	Ramat Securities 	OTC-BB
			05/13/02	  400	20.15	Ramat Securities 	OTC-BB
			05/14/02	2000	20.16	Ramat Securities 	OTC-BB
			05/24/02	1000	20.25	Ramat Securities 	OTC-BB
			06/18/02	  230	22.20	Ramat Securities 	OTC-BB
			06/19/02	  500	22.40	Ramat Securities 	OTC-BB
			06/21/02	3000	22.443	Ramat Securities 	OTC-BB
			06/26/02	  900	22.27	Ramat Securities 	OTC-BB
			06/27/02	1000	22.28	Ramat Securities 	OTC-BB
			07/01/02	  500	21.75	Ramat Securities 	OTC-BB
			07/03/02	1000	21.75	Ramat Securities 	OTC-BB
			01/17/03	2400	22.967	Ramat Securities 	OTC-BB
			01/09/04	3000	30.14	Ramat Securities 	OTC-BB
				         23,830

Pursuant to 5/19/04 reorganization the above shares are now 15,186 common shares and 66,342 Convertible Preferred D shares.

			(originally acquired as Dynex Pr B shares)
Ramat Securities 	10/15/01	6000	16.75	Ramat Securities 	OTC-BB
Ltd.			10/17/01	  100	16.80	Ramat Securities 	OTC-BB
			10/22/01	  100	16.75	Ramat Securities 	OTC-BB
			11/12/01	  200	16.80	Ramat Securities 	OTC-BB
			11/15/01	  500	17.07	Ramat Securities 	OTC-BB
			11/19/01	1100	16.85	Ramat Securities 	OTC-BB
			11/20/01	1200	17.00	Ramat Securities 	OTC-BB
			11/21/01	1200	17.00	Ramat Securities 	OTC-BB
			11/28/01	  800	16.90	Ramat Securities 	OTC-BB
			11/29/01	  500	16.85	Ramat Securities 	OTC-BB
			05/14/02	  400	20.51	Ramat Securities 	OTC-BB
			06/03/02	  500	20.50	Ramat Securities 	OTC-BB
			06/21/02	1500	22.75	Ramat Securities 	OTC-BB
			07/03/02	  400	21.78	Ramat Securities 	OTC-BB
			01/09/04	3561	30.74	Ramat Securities 	OTC-BB
				         18,061

Pursuant to 5/19/04 reorganization the above shares are now 11,750 common shares and 51,329 Convertible Preferred D shares.

			(originally acquired as Dynex Pr C shares)
Ramat Securities 	10/15/01	  392	20.75	Ramat Securities 	OTC-BB
Ltd.			10/17/01	2000	20.75	Ramat Securities 	OTC-BB
			10/24/01	  300	20.65	Ramat Securities 	OTC-BB
			10/26/01	  300	20.70	Ramat Securities 	OTC-BB
			11/07/01	  300	20.77	Ramat Securities 	OTC-BB
			11/07/01	1200	20.85	Ramat Securities 	OTC-BB
			11/09/01	1500	20.78	Ramat Securities 	OTC-BB
			11/16/01	  900	20.82	Ramat Securities 	OTC-BB
			11/20/01	  400	20.80	Ramat Securities 	OTC-BB
			11/21/01	  100	20.80	Ramat Securities 	OTC-BB
			11/23/01	2300	20.878	Ramat Securities 	OTC-BB
			11/27/01	1200	20.80	Ramat Securities 	OTC-BB
			11/29/01	  800	20.81	Ramat Securities 	OTC-BB
			04/22/02	  400	24.15	Ramat Securities 	OTC-BB
			04/29/02	  400	24.60	Ramat Securities 	OTC-BB
			05/01/02	2500	24.65	Ramat Securities 	OTC-BB
			05/06/02	1900	24.65	Ramat Securities 	OTC-BB
			05/13/02	1700	25.30	Ramat Securities 	OTC-BB
			05/14/02	1100	25.354	Ramat Securities 	OTC-BB
			05/15/02	  400	25.35	Ramat Securities 	OTC-BB
			05/31/02	1600	25.40	Ramat Securities 	OTC-BB
			06/18/02	  900	27.50	Ramat Securities 	OTC-BB
			06/19/02	  400	28.00	Ramat Securities 	OTC-BB
			06/20/02	6000	28.117	Ramat Securities 	OTC-BB
			06/21/02	1000	27.80	Ramat Securities 	OTC-BB
			06/24/02	1400	27.80	Ramat Securities 	OTC-BB
			06/25/02	1000	27.72	Ramat Securities 	OTC-BB
			07/03/02	1000	26.95	Ramat Securities 	OTC-BB
			01/17/03	  100	28.80	Ramat Securities 	OTC-BB
				         33,492

Pursuant to 5/19/04 reorganization the above shares are now 26,683 common shares and 116,552 Convertible Preferred D shares.


			(originally acquired as Dynex Pr B shares)
Tova Financial	10/10/03	2100	26.605	Ramat Securities	OTC-BB
Inc.

Pursuant to 5/19/04 reorganization the above shares are now 1,366 common shares and 5,968 Convertible Preferred D shares.




Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.



Item	7.	Material to be filed as exhibits.

		None






















Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		May 27, 2004


/s/
Howard Amster

/s/
Amster Trading Company
By:	Howard Amster
Title:	President

/s/
Amster Trading Company
Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee

/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal

/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President

/s/
David Zlatin

/s/
Gilda Zlatin